Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	January 14, 2021

Eldorado Provides 2021 Guidance and Five-Year Outlook;
Announces Management Appointments

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or the “Company”) today provided detailed 2021 production and cost guidance and an updated five-year production outlook.

Highlights

●
Kisladag high-pressure grinding roll (HPGR) commissioning in the third quarter of 2021 and pre-stripping investments position the mine for sustained free cash flow over a 15-year mine life.

●
Increased five-year production profile at Lamaque driven by increasing mining rates and efficiencies from completion of Triangle decline in 2021.

●
Column flotation at Efemcukuru improves concentrate grade and enhances low costs and operational consistency to drive sustained cash flow.

●
Throughput expansion and efficiency improvements at Olympias lead to new growth phase over the five-year plan.

●
Strong liquidity to drive further debt reduction in 2021.

The Company’s 2021 gold production is forecast to be between 430,000 and 460,000 ounces at all-in sustaining costs (AISC) of $920 to $1,150 per ounce. Average 2021 cash operating costs are forecast in the range of $590 to $640 per ounce of gold sold. Quarter-to-quarter gold production in 2021 is expected to be relatively consistent with higher anticipated gold grade at Kisladag in the first half of the year expected to be offset by lower head grade at Lamaque. In the second half of 2021, gold production at Lamaque is expected to increase on higher grade while production at Kisladag will be temporarily affected by the expected third-quarter commissioning of the HPGR circuit.

“Eldorado’s strong five-year production profile provides the growth and flexibility to reinvest in our portfolio of mines and projects while also continuing to deleverage our balance sheet,” said George Burns, Eldorado Gold’s President and Chief Executive Officer. “In Greece, we continue to work productively with the government on discussions and permitting to re-start construction at Skouries; the completion of which will drive new production growth beyond our current five-year plan.”

Five-Year Gold Production Outlook

Production (oz)	2021E	2022E	2023E	2024E	2025E
Kisladag	140,000 - 150,000	140,000 -150,000	165,000 -175,000	185,000 - 195,000	160,000 - 170,000
Lamaque	140,000 - 150,000	165,000 - 175,000	180,000 - 190,000	160,000 - 170,000	185,000 - 195,000
Efemcukuru*	90,000 - 95,000	80,000 - 85,000	80,000 - 85,000	75,000 - 80,000	75,000 - 80,000
Olympias	55,000 - 65,000	55,000 - 60,000	65,000 - 70,000	80,000 - 90,000	90,000 - 100.000
Total	430,000 - 460,000	430,000 - 460,000	480,000 - 510,000	500,000 - 530,000	510,000 - 540,000
* Forecast production at Efemcukuru has been adjusted for reduced payable ounces following a change in structure of concentrate sales contracts. Lower payability is offset by a decrease in forecast production costs, due to the elimination of treatment charges and other deductions.

2021 Cost and Capital Expenditure Guidance

	2021E		2021E
Consolidated Costs		Olympias
Cash Operating Cost – C1 ($/oz sold)	590-640	Cash Operating Cost – C1 ($/oz sold)	775-825
Total Operating Cost – C2 ($/oz sold)	680-730	Total Operating Cost – C2 ($/oz sold)	900-950
AISC ($/oz sold)	920 -1,150	Sustaining Capex ($ millions)	38 - 43

Kisladag		Corporate ($ millions)
Cash Operating Cost – C1 ($/oz sold)	590-640	General and Administrative	32
Total Operating Cost – C2 ($/oz sold)	700-750	Exploration1	25 - 30
Sustaining Capex ($ millions)	18 - 23
Growth Capital ($ millions)
Lamaque		Kisladag	90 - 95
Cash Operating Cost – C1 ($/oz sold)	560-610	Olympias	10 - 15
Total Operating Cost – C2 ($/oz sold)	580-630	Lamaque	35 - 40
Sustaining Capex ($ millions)	48-53
Other Project Spending ($ millions)
Efemcukuru		Skouries	25 - 30
Cash Operating Cost – C1 ($/oz sold)	550-600	Stratoni	10 – 15
Total Operating Cost – C2 ($/oz sold)	680-730	Perama Hill	5 - 10
Sustaining Capex ($ millions)	18 - 23	Tocantinzinho	3 – 5
		Certej	3 – 5

1 55% expensed and 45% capitalized.

Kisladag

In 2021, Kisladag is expected to mine and place on leach over 11 million tonnes of ore at an average grade of 0.69 grams per tonne. Subsequent to the commissioning of the HPGR circuit in the third quarter, recoveries are expected to improve substantially in the second half of 2021 with average recoveries at approximately 50% for the year.

Forecast 2021 sustaining capital of $18 to $23 million is primarily for work related to the cover liner, ADR columns and equipment overhauls. Growth capital of $90 to $95 million is expected to consist primarily of the HPGR project, waste stripping and construction of the North Leach Pad. A portion of the expenditure on the HPGR project has shifted from 2020 to 2021; however, the HPGR circuit is expected to be fully operational on schedule by the end of the third quarter. Phase 1 of the North Leach Pad facility is expected to be ready for stacking by the end of the third quarter.

Efemcukuru

In 2021, Efemcukuru is expected to mine and process almost 520,000 tonnes of ore at an average gold grade of 6.6 grams per tonne. Cash operating costs per ounce in 2021 are expected to increase due to fewer payable gold ounces sold, partially offset by the weakening of the Turkish Lira. Forecast total cash costs and AISC have increased due primarily to higher gold royalty rates consistent with higher gold prices. Expected sustaining capital expenditures for 2021 include drilling related to KPR resource conversion as well as 2020 carry-over capital expenditures.

Lamaque

In 2021, Lamaque is expected to mine and process over 750,000 tonnes of ore at an average gold grade of 6.6 grams per tonne. 2021 cash operating costs per ounce of $560 to $610 reflect mining at increasing depth, which is expected to be partially offset by increased mining rates.

Sustaining capital expenditures for 2021 are forecast to be approximately $48 to $53 million, to be allocated primarily on capitalized underground mine development and infrastructure as vertical access to the Triangle deposit continues for infill drilling and future production. Growth capital projects in 2021 include continued work on the Triangle decline as well as additional mining equipment purchases and modest mill upgrades toward achieving 2,200 tonne-per-day capacity. Engineering studies and initial preparation for tailings placement are also included. This work will continue over the outlook period.

The five-year outlook for Lamaque reflects an increase in mining rates to 2,500 tonnes per day, achieved primarily through accelerating underground development. The Company continues to evaluate expansion of the Sigma mill to accommodate higher mining rates at Triangle as well as potential mill feed from satellite deposits. However, until such time as a mill investment decision has been made and construction completed, any excess production above 2,200 tonnes per day is assumed to be toll milled at a neighboring facility.

Olympias

In 2021, Olympias is expected to mine over 443,000 tonnes of ore at an average grade of 7.3 grams per tonne of gold, 104 grams per tonne of silver, 3% lead and 4% zinc. Forecast 2021 ore processed includes processing of old tailings. Payable production is expected to be 55,000 to 65,000 ounces of gold, 1.1 million to 1.2 million ounces of silver, 11,000 to 11,500 tonnes of lead metal and 11,500 to 12,000 tonnes of zinc metal. Improving production rates and efficiency improvements are beginning to drive a moderating cash operating cost profile. Cash operating costs, net of by-products, are expected to decrease to $775 to $825 per ounce of gold sold.

Forecast 2021 sustaining capital expenditures of $38 to $43 million include underground mine development and the second phase of tailings management facility construction. Growth capital expenditures at Olympias of $10 to $15 million include process plant expansion and contractor development to support planned ramp-up to 650k tonnes per year.

2021 Commodity and Currency Price Assumptions

Gold ($/oz)	$1,750
Silver ($/oz)	$25
Lead ($/mt)	$1,950
Zinc ($/mt)	$2,400
C$/US$	1.3:1
EURO$/US$	1:1.20
US$/TRY	7.7:1

Strengthening our Team

Eldorado also announced today the appointments of Brock Gill and Simon Hille as well as the promotion of Sylvain Lehoux to the role of Vice President & General Manager, Québec.

Brock Gill will join the Company as Senior Vice President, Projects & Transformation in March. Brock will oversee development engineering activities, project delivery of major capital projects, and transformation through business improvement initiatives. He previously held the role of Vice President, Projects with BHP where he was responsible for leading the multi-billion-dollar Jansen Potash Project and other key development projects.

Simon Hille joined Eldorado in November, 2020 as Vice President, Technical Services. He is responsible for technical projects and fostering innovation throughout the Company. Prior to joining Eldorado, Simon was with Newmont (Goldcorp), as Group Executive, Technical Engineering and Global Projects. Ahead of the Newmont merger, Simon was Vice-President, Global Innovation, Metallurgy and Processing at Goldcorp. He also held progressively senior leadership roles in metallurgy and process development with Barrick Gold and Newcrest Mining. Simon has over 30 years of experience in gold and base metals specializing in leading high-performance, cross-functional technical and operational teams to maximize value from complex ore bodies.

Sylvain Lehoux was promoted to the role of Vice President & General Manager, Québec in early December 2020. He will continue to oversee all mine site operations in Québec while also taking on increased responsibilities as an ambassador for Eldorado in the region. Sylvain joined Eldorado in June 2017 as General Manager of the Company’s Lamaque mine. Prior to that, he was General Manager of the Westwood Mine with IAMGOLD Corporation and held the role of Vice President Operations with Alexis Minerals.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Jeff Wilhoit, Interim Head of Investor Relations
604.376.1548 or 1.888.353.8166 jeff.wilhoit@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.616.2296 or 1.888.363.8166 louise.burgess@eldoradogold.com

Cautionary Note About Forward-Looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.
Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production, cost guidance and recoveries and grade, and and five year production outlook; Kisladag grade improvement in 2021 and HPGR commissioning and investments, including costs and timing; improvements at Olympias; planned capital projects, including timing; any debt reduction; expected mining volume, grade and recoveries; forecasted cash costs and AISC; growth capital projects at its properties, including anticipated timing and benefits; commodity and currency price assumptions; duration, extent and other implications of COVID-19 and any restrictions and suspensions with respect to our operations; our expectations regarding the timing and quantity annual gold production; our expectation as to our future financial and operating performance, including expectations around generating free cash flow; working capital requirements; debt repayment obligations; use of proceeds from financing activities; expected metallurgical recoveries and improved concentrate grade and quality; gold price outlook and the global concentrate market; redemption of senior secured notes; risk factors affecting our business; our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines; and schedules and results of litigation and arbitration proceedings.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: production and cost guidance, how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of construction; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs, expenses and working capital requirements; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. . In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: ability to meet production and cost guidance, global outbreaks of infectious diseases, including COVID-19; timing and cost of construction, and the associated benefits; recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM and VP Technical Services for the Company, and a "qualified person" under NI 43-101.